Mail Stop 4561

January 10, 2008

Michael E. Martin
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Blvd.
Stamford, CT 06901

> **Re: BPW Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 21, 2007**
> **File No. 333-147439**

Dear Mr. Martin:

        We have reviewed your amended registration statement and have the following comments.

<u>Form S-1/A</u>

<u>General</u>

1.   We note your response to comment 3 of our letter dated December 13, 2007. Please file executed copies of the limit order agreements between Citigroup Global Markets Inc. and your sponsors.

2.   We reissue comment 6 of our letter dated December 13, 2007. The prospectus summary is currently 22 pages long and contains a significant amount of disclosure that is repetitive of that which is contained in numerous locations throughout the prospectus. In addition, the amount of detail you include in the summary overwhelms the most significant aspects of the offering. Please consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in a summary format that is brief and consistent with Plain English principles. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Prospectus Cover Page

3.   We reissue comment 7 of our letter dated December 13, 2007. Please be very careful to limit the information on the cover page to the basic terms of the offering. Much of the information you include here, particularly in the fourth and fifth full paragraphs, is very detailed and is included elsewhere in the prospectus. Move the information that is not required by Item 501 or is not key to an investment decision off the cover page. If you disagree, provide us with a compelling analysis as to why this information is key to an investment decision and describe for us how investors will utilize the information such that it should be afforded treatment on the cover.

Conversion Rights for Public Stockholders Voting to Reject Our Initial Business Combination, page 16

4.   We note your response to comment 12 of our letter dated December 13, 2007. Please revise your disclosure to indicate specifically how you will apply the standard in Exchange Act Rule 13d-5(b) to determine when your public stockholders are acting in concert or as a "group."

Conversion Rights for Public Stockholders Voting to Reject Our Initial Business Combination, page 71

5.   We note your response to comment 25 of our letter dated December 13, 2007. Please advise whether you considered the American Stock Exchange's proxy notification recommendations in deciding the length of time stockholders would have to tender their certificates prior to a vote on an initial business combination.

Certain Relationships and Related Party Transactions, page 95

6.   We note your response to comment 34 of our letter dated December 13, 2007. Please clarify the policies and procedures the audit committee will follow in reviewing and approving subject transactions. Section IV(C)(2) of your Audit Committee Charter, filed as Exhibit 99.4 to your Amended Form S-1, appears to only indicate that your audit committee is responsible for reviewing and approving all related party transactions. Please advise.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 872-1002
        Bruce S. Mendelsohn
        Akin Gump Strauss Hauer & Feld LLP
        Telephone: (212) 872-1000